FORM 3	OMB APPROVAL

	OMB Number:	3235-0104
	Expires:	September 30, 1998
	Estimated average burden hours per response	0.5

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)

1. Name and Address of Reporting Person*			3. IRS or Social Security Number of Reporting Person (Voluntary)	6. If Amendment, Date of Original (Month/Day/Year)
Wright	Wayne

(Last)	(First)	(Middle)
			4. Issuer Name and Ticker or Trading Symbol	7. Individual or Joint/Group Filing(Check applicable line)
c/o Ambassadors Performance Group 1071 Camelback Street			Ambassadors International, Inc. (AMIE)	[ X ] Form Filed by One Reporting Person
[ ] Form Filed by More than One Reporting Person
(Street)
5. Relationship of Reporting Person to Issuer (Check all applicable)
Newport Beach	CA	92660
[ ] Director [ ] 10% Owner
(City)	(State)	(Zip)	[ ] Officer (give title below)
[X] Other (specify below)
2. Date of Event Requiring Statement (Month/Day/Year)
5/17/02			President and Chief Operating Officer of Ambassadors Performance Group, LLC

Table I — Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 4)

Common Stock	131,151	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 5(b)(b).			(Over) SEC 1473 (7-96)

Form 3 (continued)

Table II — Derivative Securities Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Securities (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)

	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

employee stock option (right to buy)	(1)	5/22/08	common stock	18,089	$12.128	D

employee stock option (right to buy)	(1)	2/11/10	common stock	12,059	$4.924	D

employee stock option (right to buy)	(1)	5/31/10	common stock	18,090	$5.649	D

employee stock option (right to buy)	(1)	11/3/10	common stock	2,412	$7.023	D

Explanation of Responses: (1) Vesting in 4 equal annual increments beginning one year from the date of grant (from top to bottom in order 5/22/99, 2/11/01, 5/31/01, and 11/3/01).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Wayne Wright	May 23, 2002
	** Signature of Reporting Person	Date
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

Page 2 SEC 1473 (7-96)